ITEM 77M
Mergers

(a) High-Yield Fund, a series of American Century Mutual Funds, Inc.

     (b) At a special meeting held on November 16, 2001, shareholders of the High-Yield Fund, a series of American Century Mutual Funds, Inc. (old High-Yield), approved a proposed Agreement and Plan of Reorganization to combine the old High-Yield Fund with and into the High-Yield Fund, a series of American Century Investment Income Trust (new High-Yield) effective July 1, 2002. The proposal was recommended by the Board of Directors of American Century Mutual Funds, Inc. The reorganization took the form of a transfer of assets by the old High-Yield Fund in exchange for shares of the new High-Yield Fund. The old High-Yield Fund then made a liquidating distribution to its shareholders of the new High-Yield Fund shares received in the exchange. The total dollar value of old High-Yield shareholders' accounts after the reorganization was the same as the total dollar value of those accounts before the reorganization. As a result of the reorganization, the old High-Yield Fund has ceased to exist.